Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

	Year-to-Date Ended
	June 25, 2010
	($ in millions)

Earnings:
Income before income taxes	$715
Less: Net income attributable to noncontrolling interests	(4)

Income before income taxes after noncontrolling interests	$711
Add:
Interest expense	130
Amortization of debt expense	6
Interest component of rent expense	28

Earnings	$875
Fixed charges:
Interest expense	130
Amortization of debt expense	6
Interest component of rent expense	28

Fixed charges	$164

Ratio of earnings to fixed charges	5.3	x